August 12, 2025

Francis Soistman
Chief Executive Officer
eHealth, Inc.
13620 Ranch Road 620 N. Suite A250
Austin, TX 78717

       Re: eHealth, Inc.
           Registration Statement on Form S-3
           Filed August 7, 2025
           File No. 333-289376
Dear Francis Soistman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Victor Nilsson, Esq.